SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

BEMA GOLD CORPORATION
(Translation of Registrant’s name into English)

1138 Melville Street, 18th Floor
Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

     [Indicate by check mark whether the Registrant files or
will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F____  Form 40-F

     [Indicate by check mark whether the Registrant by
furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____  No

     [If “Yes: is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b).]

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By:              /s/ Roger Richer
(Signature)

    Roger Richer, Vice President, Administration,
     Secretary and General Counsel
(Name and Title of Signing Officer)

Date:     November 8, 2002

News Release

Bema Enters Into Bought Deal Financing Agreement For Up To CDN$ 16 Million

November 8, 2002	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema”) is pleased to announce that it has entered into an agreement for a bought deal financing with a syndicate of Canadian underwriters (“the Underwriters”). Bema will issue 3,125,000 units at $1.60 per unit for gross proceeds of CDN$5 million. Bema will file a short form prospectus to clear these units. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of $2.00 for a period of 18 months from closing. The Underwriters will have an option to purchase up to an additional 6,875,000 units at the issue price. The purchase of these additional units will result in gross proceeds of CDN$16 million. Proceeds from this offering will be used for general working capital.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”

Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.